Exhibit 99.1

Equity incentives are subject to the JPMorgan Chase Bonus Recoupment Policy which applies in the event of a material restatement of the Firm's financials.

In addition, all equity awards (restricted stock units and/or stock appreciation rights (SARs)) granted in 2011 contain recovery provisions that enable the Firm to cancel an unvested or unexercisable award (or an unexercised SAR within one year after the applicable exercise date) and recover certain stock distributed under the award:

  if the employee is terminated for cause (including violation of the Firm's Code of Conduct or other policies) or engages in conduct that is detrimental to the Firm insofar as it causes material financial or reputational harm to the Firm or its business activities;
  if the award was based on materially inaccurate performance metrics, whether or not the employee was responsible for the inaccuracy;
  if the award was based on a material misrepresentation by the employee; and
  for members of the Operating Committee and certain other employees, awards are also subject to cancellation and recovery for failure to properly identify, raise or assess, in a timely manner and as reasonably expected, risks and/or concerns with respect to risks material to the Firm or its business activities.

In addition to the foregoing provisions (all of which are applicable to Operating Committee members), Operating Committee members are subject to the following provision.  Although it is intended and expected that the awards would vest and/or become exercisable as scheduled, the terms and conditions of the award allow for reduction (and therefore forfeiture) or (to the extent permitted under Section 409A of the United States Internal Revenue Code) deferral in scheduled vesting or exercisability of up to one-half of the unvested Restricted Stock Units and any unexercisable options in the event of a determination at any time prior to vesting by the CEO that the individual's performance in relation to the priorities for the individual's  position or the Firm's performance in relation to the priorities for which the individual shares responsibility as a member of the Operating Committee has been unsatisfactory for a sustained period of time. Among the factors the CEO may consider in assessing the Firm's financial performance are net income, net revenue, return on equity, earnings per share and capital ratios, both on an absolute basis and, as appropriate, relative to peer firms.  Such a determination is subject to ratification by the Compensation and Management Development Committee (the "Committee") of the Board of Directors of JPMorgan Chase. In the case of the CEO, such a determination by the Committee.